FORM 7

MONTHLY PROGRESS REPORT

Name of Listed Issuer: Tenet Fintech Group Inc. (the "Issuer")

Trading Symbol: PKK

Number of Outstanding Listed Securities: 97,167,183

Date: December 31, 2021

Report on Business

1. Provide a general overview and discussion of the development of the Issuer's business and operations over the previous month. Where the Issuer was inactive disclose this fact.

The Issuer began the last month in 2021 with the signing of a revenue sharing agreement with PetroChina for the sale and distribution of coffee at PetroChina's uSmile convenience stores. The agreement also involves automated coffee machine distributor Mellower Coffee Ltd., who is responsible for the installation and maintenance of the coffee machines at the uSmile stores while the Issuer collects and manages all data related to the project. The partnership agreement and the Issuer's entry into the coffee gets the Issuer one step closer to its objective of eventually playing a role, however big or small, to be able to collect data on commercial transactions spanning virtually every industry.

An industry where the Issuer is now firmly established is the B2B retail and wholesale industry, where its services are bringing cash flow efficiency to several industry participants. After successfully working with Singles' Day wholesalers and retailers in November, the Issuer followed that up with a notable showing at its first participation in December's Couples' Day shopping event. The Issuer worked with a handful of e-commerce platforms and a number of new retail and wholesale clients to generate almost $10M in revenue during the event.

The Chinese government's commitment to making the country carbon neutral by 2060 makes the Chinese clean tech industry one of the most attractive to the Issuer in terms of business opportunity for growth. During the period, the Issuer introduced the beta version of a new technology platform to help build, manage and fund clean tech projects and held meetings with a couple of engineering firms to form partnerships to potentially bid on projects ranging from single plant commercial projects to large scale infrastructure projects.

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On the North American side of its operations, the Issuer was able to fill several vice president and executive level positions during the month as it continued to build the management team that will lead its North American operations.

2. Provide a general overview and discussion of the activities of management.

The Issuer's management was able to settle on the location of its new Toronto office during the period and began the lease negotiation process for the premisses. Depending on the evolution of the Covid-19 situation, the Issuer's management would like to have the tenant improvements for the premisses completed by the end of the first quarter of 2022 to be able to welcome the Issuer's first Toronto based employees by then.

As the North American management team continued to take shape, the existing management team held onboarding meetings with new incoming VPs, while continuing to be part of the interview process to help fill the senior level positions that remained to be filled during the period. The vast majority of the Issuer's management's time in the last month of 2021 was spent on the preparation of the launch of the Issuer's North American operations.

Just prior to the end of the period, the Issuer's management received a new comments letter from the U.S. Securities and Exchange Commission (the "SEC") in response to the revised registration statement (Form 40-F) filed by the Issuer on December 7, 2021. The Issuer's management took note of the SEC's comments and began working with the Issuer's legal counsel on the preparation of a response to the SEC's comments.

3. Describe and provide details of any new products or services developed or offered. For resource companies, provide details of new drilling, exploration or production programs and acquisitions of any new properties and attach any mineral or oil and gas or other reports required under Ontario securities law.

N/A

4. Describe and provide details of any products or services that were discontinued. For resource companies, provide details of any drilling, exploration or production programs that have been amended or abandoned.

N/A

5. Describe any new business relationships entered into between the Issuer, the Issuer's affiliates or third parties including contracts to supply products or services, joint venture agreements and licensing agreements etc. State whether the relationship is with a Related Person of the Issuer and provide details of the relationship.

N/A

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6. Describe the expiry or termination of any contracts or agreements between the Issuer, the Issuer's affiliates or third parties or cancellation of any financing arrangements that have been previously announced.

N/A

7. Describe any acquisitions by the Issuer or dispositions of the Issuer's assets that occurred during the preceding month. Provide details of the nature of the assets acquired or disposed of and provide details of the consideration paid or payable together with a schedule of payments if applicable, and of any valuation. State how the consideration was determined and whether the acquisition was from or the disposition was to a Related Person of the Issuer and provide details of the relationship.

N/A

8. Describe the acquisition of new customers or loss of customers. N/A

9. Describe any new developments or effects on intangible products such as brand names, circulation lists, copyrights, franchises, licenses, patents, software, subscription lists and trade-marks.

N/A

10. Report on any employee hirings, terminations or lay-offs with details of anticipated length of lay-offs.

The Issuer continued to hire several new employees as it prepares to launch its North American operations.

11. Report on any labour disputes and resolutions of those disputes if applicable. N/A

12. Describe and provide details of legal proceedings to which the Issuer became a party, including the name of the court or agency, the date instituted, the principal parties to the proceedings, the nature of the claim, the amount claimed, if any, if the proceedings are being contested, and the present status of the proceedings.

N/A

13. Provide details of any indebtedness incurred or repaid by the Issuer together with the terms of such indebtedness.

N/A

14. Provide details of any securities issued and options or warrants granted.

Security	Number Issued	Details of Issuance	Use of Proceeds
Common shares	2,260,000	Exercise of 2,260,000 warrants for a consideration of $3,136,000	Business development and working capital

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Security	Number Issued	Details of Issuance	Use of Proceeds
Common shares	2,170	Issuance of common shares at $6.00 for strategic advisory services rendered by consultants.	Used to pay for services provided by consultants

15. Provide details of any loans to or by Related Persons. N/A

16. Provide details of any changes in directors, officers or committee members. N/A

17. Discuss any trends which are likely to impact the Issuer including trends in the

Issuer's market(s) or political/regulatory trends.

N/A

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Certificate Of Compliance

The undersigned hereby certifies that:

1. The undersigned is a director and/or senior officer of the Issuer and has been duly authorized by a resolution of the board of directors of the Issuer to sign this Certificate of Compliance.

2. As of the date hereof there were is no material information concerning the Issuer which has not been publicly disclosed.

3. The undersigned hereby certifies to the Exchange that the Issuer is in compliance with the requirements of applicable securities legislation (as such term is defined in National Instrument 14-101) and all Exchange Requirements (as defined in CNSX Policy 1).

4. All of the information in this Form 7 Monthly Progress Report is true.

Dated: January 9, 2022

Johnson Joseph
Name of Director or Senior Officer

/s/ Johnson Joseph
Signature
CEO Official Capacity

Issuer Details	For Month End	Date of Report
Name of Issuer
Tenet Fintech Group Inc.	December 2021	January 9, 2022

Issuer Address

550 Sherbrooke West, West Tower, Suite 265
City/Province/Postal Code	Issuer Fax No.	Issuer Telephone No.
Montreal QC H3A 1B9	(514) 340-2228	(514) 340-7775
Contact Name	Contact Position	Contact Telephone No.
Johnson Joseph	CEO	(514) 340-7775
ext. 501
Contact Email Address	Web Site Address
investors@tenetfintech.com	www.tenetfintech.com

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